MEMBER OF THE MANAGEMENT BOARD
CHIEF FINANCIAL OFFICER

                                    September 28, 2007

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AXA Form 20-F for the Fiscal Year Ended December 31, 2006
filed on June 8, 2007 (File No. 001-14410) (the “2006 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA's response to the Staff's comment letter dated August 24, 2007 on AXA's 2006 Form 20-F that was addressed to me.

If you have any further questions or would like any further information, please do not hesitate to contact George Stansfield, AXA's Group General Counsel (+331 4075 7275), Laurent Clamagirand, AXA's Chief Accounting Officer (+331 4075 9686), or me (+331 4075 5796).

Very truly yours

/s/ Denis Duverne

Denis Duverne
Chief Financial Officer and Member of the Management Board

cc.  L. Clamagirand
       G. Stansfield
       Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

Consolidated Statement of Cash Flows

1. Please tell us how the inclusion of the cash backing contracts, where the financial risk is borne by policyholders (7 959 Euro million), as a component of cash and cash equivalents complies with IAS 7, Cash Flow Statements. In addition please tell us why this treatment and amount are not disclosed as a difference between IFRS and US GAAP in Note 31: Summary of Material Differences between IFRS and US GAAP.

Response

As disclosed in Note 9.10, contracts where the financial risk is borne by policyholders are backed by various types of assets:

	Fair value (1)
(In Euro million)	December 31,	December 31,	December 31,
	2006	2005	2004
Investment properties	3957	3127	2011
Equity securities & non controlled investment funds	148286	114636	90146
Fixed maturities	14368	16390	14945
Others	9951	7257	5285
Total insurance activities	176562	141410	112387
(1) Fair value equals net carrying value

Also as disclosed in Note 9.10, the “Other investments” item above includes as at December 31, 2006 €7,959 million of directly held cash and equivalents.

Under IFRS 4 (“Insurance phase I”) and IAS 7, there is no specific guidance regarding the treatment of assets held to back contracts where the financial risk is borne by policyholders (‘unit-linked contracts’) or related cash flows. In accordance with IAS 1, AXA discloses such assets separately as one amount on the face of the balance sheet because management believes that the presentation of all assets, including cash equivalents, backing contracts where the financial risk is borne by policyholders in a separate line item is more relevant and provides more useful information to financial statement users. The components of this balance are presented in Note 9.10.

IFRS does not recognize separate account assets and liabilities as defined in SOP 03-1. However, under SOP 03-1, as presently disclosed in the company’s consolidated financial statements, we believe that such assets (including cash and cash equivalents) backing unit-linked contracts would not come within the legal definition to qualify as separate accounts. Consequently, assets held to back unit-linked contracts should follow the same classification requirements as the company’s other assets and, therefore, should be included in the cash and cash equivalents balance in the cash flow statement, as presented under IFRS.

Differences in terms of presentation relating to separate accounts assets and liabilities are described in GAAP in Note 31: Summary of Material Differences between IFRS and US GAAP (Note 31.1.6), As most of these balances of cash and cash equivalents relate to non qualifying separate accounts, such amounts are reclassified under US GAAP with the general cash and cash equivalents balances.

Finally, it is our understanding that there is no requirement to address differences between a cash flow statement prepared in accordance with IAS 7 and US GAAP (pursuant to Item 17 (c)(2)(iii) of Form 20-F).